UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Date	15 February 2006
Number	03/06

BHP BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

  Record half year financial results. Underlying EBITDA up 42% to US$8.0 billion and underlying EBIT up 43% to US$6.7 billion.

  Attributable profit up 48% to US$4.4 billion.

  Underlying EBIT margin increased to 42% and solid Return on Capital Employed at 31%.

  Record half year production volumes for aluminium, copper, nickel and LNG.

  Five major growth projects approved. The current project pipeline, consisting of projects in execution or in feasibility, now includes 25 projects, comprising US$14.4 billion of investments.

  Integration of WMC Resources Ltd (WMC) completed ahead of schedule.

  Interim dividend of 17.5 US cents per share, an increase of 30% on the prior period interim dividend.

  US$2 billion Capital Management initiative announced.
Half year ended 31 December	2005 US$M	2004 US$M	Change
Revenue together with share of jointly controlled entities' revenue	18 172	15 207	19.5%
Underlying EBITDA (1)	7 971	5 619	41.9%
Underlying EBIT (1) (2)	6 671	4 665	43.0%
EBIT - Profit from operations	6 259	4 369	43.3%
Attributable profit	4 364	2 953	47.8%
Net operating cash flow (3)	4 308	3 197	34.8%
Basic earnings per share (US cents)	72.1	47.7	51.2%
Underlying EBITDA interest coverage (times) (1) (4)	40.1	46.6	(13.9)%
Dividend per share (US cents)	17.5	13.5	29.6%

The following definitions apply throughout this profit release:

(1) Underlying EBIT is earnings before net finance costs and taxation, and jointly controlled entities' net finance costs and taxation. Underlying EBITDA is underlying EBIT before depreciation, impairments, and amortisation of US$1 300 million (comprising Group depreciation, impairments and amortisation of US$1 137 million and jointly controlled entities' depreciation and amortisation of US$163 million) for the half year ended 31 December 2005 and US$954 million (comprising Group depreciation, impairments and amortisation of US$809 million and jointly controlled entities' depreciation and amortisation of US$145 million) for the half year ended 31 December 2004. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(2) Underlying EBIT is used to reflect the underlying performance of BHP Billiton's operations. Underlying EBIT is reconciled to EBIT - Profit from operations on page 3.

(3) Net operating cash flow includes dividends from jointly controlled entities and is after net interest and taxation.

(4) For this purpose, net interest includes net finance costs of jointly controlled entities, and capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the corresponding period are to the half year ended 31 December 2004.

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

Commentary on the Group Interim Results

Introduction

The first half of the 2006 financial year generated a strong result for BHP Billiton and today we have announced the fifth consecutive half year of record results for the Group. Attributable profit was US$4.4 billion, which is an increase of 47.8% over the same period last year. The consistent focus on the optimisation and growth of our portfolio of world class assets, combined with our unique customer centric marketing structure has positioned the company to actively participate in the current strong demand and price environment for our commodities. Half year operational records were also accomplished, with record production achieved for four major and two minor commodities.

Our strategy of investing throughout the cycle in sustainable, value creating growth continued, with five additional major growth projects approved in the period. These projects have an expected spend of US$2.9 billion, bringing our total project pipeline to US$14.4 billion of investment. (This includes 18 projects currently under development totalling US$8.9 billion.) Each of these projects has been subject to our rigorous evaluation and approval process to ensure they will return value to our shareholders, regardless of global economic conditions. However, we continue to be faced with industry challenges in the delivery of these projects to budget. These challenges include shortages of skilled labour, construction and drilling plant and machinery, and currency strength against the US dollar. All of these have led to rising input costs.

These pressures have also added significantly to operating costs. However, increased commodity prices and volumes, along with the continuation of our business excellence programme, has led to a Group Underlying EBIT margin and Return on Capital Employed of 41.9% and 31.2% respectively.

Integration of the WMC assets was completed during the period and the target for cost efficiencies (of A$115 million per annum) was exceeded. Record half year production was achieved at both the Nickel West and Southern Cross Fertiliser operations (both Australia), while drilling continues at Olympic Dam (Australia) in advance of the proposed expansion.

Dividend and Capital Management

The Board today declared an interim dividend of 17.5 US cents per share. This follows on from the rebasing of the dividend in February 2005 from 9.5 US cents per share to 13.5 US cents per share. Today's declared dividend is an increase of 3.0 US cents per share (20.7%) over last year's final dividend of 14.5 US cents per share, or up 29.6% year on year. The interim dividend has increased by 118.8% (from 8.0 to 17.5 US cents per share) over the past 2 years, reflecting the strength of the underlying cash flows of the business, the continued strong pricing environment and confidence in our ability to consistently deliver earnings and cash flow to support this higher level of dividend going forward. We intend to continue with our progressive dividend policy, with further increases dependent upon the expectations for future investment opportunities and market conditions at the time of declaration.

We also intend to return a further US$2.0 billion to shareholders over the next 18 months through a series of share buy-backs. As outlined today in a separate announcement, this will commence immediately with an off-market buy-back of approximately A$1.5 billion (US$1.1billion) in BHP Billiton Limited shares. This will be followed at a later stage by on-market purchases, most likely of BHP Billiton Plc shares, using the balance of the US$2.0 billion not used in the off-market buy-back.

Today's announcement follows on from last year's US$2.0 billion capital management initiative and is consistent with our practice of returning surplus capital to shareholders where appropriate, and in a form that maximises the overall value to the Group and its shareholders. The Board remains committed to demonstrating strong capital discipline while ensuring BHP Billiton is able to finance its significant pipeline of growth opportunities regardless of short term commodity price movements. At the conclusion of this initiative, BHP Billiton will have returned US$11.4 billion to shareholders since June 2001.

WMC Integration

The acquisition of WMC was completed on 2 August 2005 and financial results for the former WMC assets are reported separately in the Base Metals, Stainless Steel Materials and Diamonds and Specialty Products CSGs. In an environment of continued high prices, cash flow for the first six months has exceeded expectations.

At the time of the announcement to acquire WMC, BHP Billiton estimated that annual cost efficiencies of A$115 million would be achieved by eliminating duplicate functions and using common systems and processes. As at December 2005, on-going pre-tax cost efficiencies of A$160 million per annum plus A$14 million per annum in tax benefits are estimated to have been achieved. More than 430 people (including contractors) have left the organisation.

It is expected that final annualised cost efficiencies will exceed A$180 million plus A$14 million per annum in tax benefits. In total, we expect approximately 500 people (including contractors) to leave the organisation.

The final one-off cost to achieve these cost efficiencies is now estimated at A$103 million, compared to the A$120 million indicated at the time of the announcement to acquire WMC. The current period results include A$20 million of such costs and A$17 million are expected for the remainder of the 2006 financial year. A$66 million was expensed in the 2005 financial year.

The Income Statement

IFRS and Underlying EBIT

BHP Billiton has adopted International Financial Reporting Standards (IFRS) from 1 July 2005, and has restated comparative amounts on a consistent basis. The measurement differences from previous GAAP are set out in note 15 of the Interim Financial Report. IFRS also has presentational differences from previous GAAP, including the treatment of income from jointly controlled entities, as noted below, and the treatment of royalty and petroleum related taxes of US$323 million (corresponding period US$375 million) which are presented as taxation, rather than operating costs.

The introduction of IFRS has led to us reporting Underlying EBIT, which is a measure used internally and in our Supplementary Information to reflect the underlying performance of BHP Billiton's operations. Underlying EBIT excludes all net finance costs and taxation, including net finance costs and taxation of jointly controlled entities and any significant one-off items. Under IFRS, these amounts are included in Profit from Operations in the Income Statement. The differences between Underlying EBIT and EBIT (Profit from operations) are set out in the following table:

Half Year ended 31 December	2005	2004
	US$M	US$M
Underlying EBIT	6 671	4 665
Impact of equity accounting for statutory purposes: Share of jointly controlled entities' net finance costs and taxation	(412)	(296)
EBIT - Profit from operations	6 259	4 369

There were no significant items in either the current or corresponding period.

Earnings

Revenue (including revenue from third party product and our share of jointly controlled entities) was US$18.2 billion, up 19.5% from US$15.2 billion in the corresponding period. The increase was due primarily to higher commodity prices. Metallurgical coal, iron ore, base metals, and petroleum prices contributed significantly to the increase in revenue. We also experienced increased volumes from new and acquired operations.

Underlying EBITDA increased by 41.9% to US$8.0 billion (from US$5.6 billion in the corresponding period). Underlying EBIT was US$6.7 billion compared with US$4.7 billion for the same period last year, an increase of 43.0%.

The following table and commentary detail the approximate impact of the principal factors that affected Underlying EBIT for the current half year compared with the corresponding period:

US$ Million
Underlying EBIT for the half year ended 31 December 2004	4 665
Change in volumes:
Existing operations	(110)
New and acquired operations	445
335
Change in sales prices	2 915
Change in costs:
Costs	(795)
Exchange rates	105
Price-linked costs	(275)
Inflation on costs	(130)
(1 095)
Asset sales	30
Ceased and sold operations	(35)
Exploration	(90)
Other	(54)

Underlying EBIT for the half year ended 31 December 2005	6 671

Volumes

Existing operations

Increased sales volumes of copper, iron ore and export thermal coal contributed approximately US$138 million to Underlying EBIT (measured at the prior period's average margins). Sales volumes of oil were lower than the corresponding period due to natural field decline, increased down time and the loss of production from the Typhoon/Boris facility (US). Decreased sales volumes of metallurgical coal due to increased mine maintenance activity, expansion tie-in activity at Hay Point Coal Terminal (Australia), and the depletion of reserves at Riverside (Australia) also had a negative impact. Decreased sales volumes of manganese ore in line with market demand also impacted the half year. Overall, sales volumes from existing operations decreased Underlying EBIT by US$110 million.

New and acquired operations

New operations increased Underlying EBIT by US$445 million, primarily due to a contribution of US$262 million from the WMC operations acquired in June 2005, and a full six months production from ROD (Algeria), which commenced commercial production in October 2004, and Mad Dog (US) and Angostura (Trinidad and Tobago) which were both commissioned in January 2005.

Prices

Stronger commodity prices for most products increased Underlying EBIT by US$2,915 million. Higher prices for metallurgical coal, iron ore, copper, petroleum products and aluminium contributed approximately US$3,077 million, which was partially offset by lower prices for manganese alloy, diamonds and lower export prices for energy coal at Ingwe (South Africa).

Costs

An increased level of activity across the resources industry has led to shortages and rising costs for labour and raw materials. This has led to increased costs for the Group of US$795 million.

A portion of the increase in costs was deliberately incurred by the Group to maximise production to capture current prices. Specific areas of cost increases include labour and contractor charges, fuel, freight and consumables, as well as maintenance and other operating costs. Depreciation charges also increased due to changes in the estimates of economic lives of certain operations and the commissioning of a number of new operations.

Exchange rates

Exchange rate movements had a positive impact on Underlying EBIT of US$105 million compared with the same period from last year. The translation of net monetary liabilities had a favourable impact on Underlying EBIT of US$155 million principally due to exchange gains from the strengthening of the US dollar against the Australian dollar in the six months to 31 December 2005, compared to losses in the corresponding period. This was partly offset by an unfavourable impact of exchange rate movements on operating costs of US$50 million.

Currency	Half year ended 31 Dec 2005 average	Half year ended 31 Dec 2004 average	31 Dec 2005 closing	30 June 2005 closing	31 Dec 2004 closing	30 June 2004 closing

US dollar : Australian dollar	0.75	0.73	0.73	0.76	0.78	0.69
South African rand : US dollar	6.52	6.21	6.33	6.67	5.65	6.27

Price-linked costs

Higher price-linked costs decreased Underlying EBIT by US$275 million, primarily because of higher royalties being imposed for all Carbon Steel Material products and increased TCRCs, including price participation charges, for copper.

Inflation on costs

Inflationary pressures, mainly in South Africa and Australia, had an unfavourable impact on Underlying EBIT of US$130 million.

Asset sales

Underlying EBIT increased US$30 million from the corresponding period due to asset sales. This was a reflection of current period asset sales of US$86 million, principally relating to the sale of BHP Billiton's interest in the Wonderkop joint venture (South Africa). This was partially offset by the profit on the sale of an equity participation in the North West Shelf Project's (Australia) gas reserve to China National Offshore Oil Corporation of US$56 million in the corresponding period.

Ceased and sold operations

The net loss of earnings from ceased or sold operations had a US$35 million unfavourable impact on Underlying EBIT. Current period Underlying EBIT primarily excludes results from disposal of the Chrome business (South Africa) and the Laminaria and Corallina oil fields (Australia) totalling US$110 million. This was partly offset by a favourable impact of US$75 million in relation to care and maintenance costs incurred at Boodarie Iron (Australia) in the corresponding period. These were fully provided for in June 2005.

Exploration

Exploration expense was US$90 million higher, due mainly to increased spend on petroleum activity in the Gulf of Mexico.

Other

Other items decreased Underlying EBIT by US$54 million. These include one-off costs caused by hurricane activity in the Gulf of Mexico and freight activities. Partially offsetting these was an increase in the Underlying EBIT contribution from sales of third party product of US$80 million.

Net finance costs

Net finance costs increased to US$215 million, from US$192 million in the corresponding period. This increase was driven largely by higher average debt balances following the funding of the acquisition of WMC in June 2005, partially offset by exchange gains on debt, higher capitalised interest and higher interest rates on deposits.

Taxation expense

The taxation expense on profit before tax was US$1,616 million, representing an effective rate of 26.7%.

Excluding the impacts of royalty and petroleum resource related taxation and non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, and including the taxation expense of jointly controlled entities, the underlying effective rate was 27.8%. When compared to the UK and Australian statutory tax rate (30%), the underlying effective tax rate benefited 2.7% due to the recognition of US tax losses (US$175 million).

Following the transition to IFRS, royalty and petroleum resource related taxes are treated as taxation arrangements when they have the characteristics of a tax. This is considered to be the case when they are imposed under Government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) as determined by relevant legislation. As a result, such royalty costs which would previously have been reported as an operating cost in Underlying EBIT are now reported as a taxation expense. Obligations arising from royalty arrangements that do not satisfy these criteria continue to be recognised in operating expenses.

Cash Flows

Statutory net operating cash flow after interest and tax increased by 34.8% to US$4.3 billion. This included increased cash generated from operating activities (mainly due to higher profits), which was partly offset by increased taxation payments.

Capital and exploration expenditure totalled US$2,665 million for the period. Expenditure on major growth projects amounted to US$1,482 million, including US$254 million on petroleum projects and US$1,228 million on minerals projects. Other capital expenditure was US$835 million. Investment cash flow was US$505 million, due mainly to the purchase of the remaining shares to complete the WMC acquisition. In addition, the corresponding period includes US$1.78 billion distributed to shareholders as part of the US$2.0 billion capital management programme.

Net debt, comprising cash and interest bearing liabilities, was US$8.7 billion, the same level as at 30 June 2005. Gearing, which is the ratio of net debt to net debt plus net assets, was 28.9% at 31 December 2005, compared with 32.7% at 30 June 2005.

Underlying net debt (which varies from net debt above as it includes net debt of jointly controlled entities) was US$9.9 billion, down from US$10.0 billion at 30 June 2005. Underlying gearing was 31.5% at 31 December 2005, compared to 35.8% at 30 June 2005.

In October 2005 BHP Billiton filed a US$3.0 billion shelf registration statement with the US Securities and Exchange Commission (SEC) and in December 2005, issued a SEC Global Bond comprising US$600 million of 5.00% Senior Notes due 2010 and US$750 million of 5.25% Senior Notes due 2015. The proceeds were used to partially repay the financing arranged to fund the WMC acquisition and to repay commercial paper.

Dividend

An interim dividend for the half year ended 31 December 2005 of 17.5 US cents per share will be paid to shareholders on 22 March 2006.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars.  However, BHP Billiton Limited dividends are mainly paid in Australian dollars. BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rands to shareholders on the South African section of the register.  The foreign currency exchange rates that applied two business days before the declaration of the dividend were used for conversion of currencies (detailed in the table below). As announced on 27 January, shareholders who wish to alter the currency in which they receive dividends must lodge an election form with the Share Registry at least two days prior to the announcement of the dividend.

The timetable in respect of this dividend will be:

Currency conversion - 13 February 2006

Last day to trade Johannesburg Stock Exchange (JSE) - 24 February 2006

Ex-dividend Australian Stock Exchange (ASX) - 27 February 2006

Ex-dividend Johannesburg Stock Exchange (JSE) - 27 February 2006

Ex-dividend London Stock Exchange (LSE) - 1 March 2006

Record - 3 March 2006

Payment - 22 March 2006

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, and transfers between the UK register and the South African register will not be permitted, between the dates of 27 February 2006 and 3 March 2006.

The following table details the currency exchange rates applicable for the dividend:

Dividend 17.5 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.737679	23.723056
British pence	1.740344	10.055483
South African cents	6.174017	108.045298
New Zealand cents	0.678210	25.803217

Portfolio Management

During the half year we disposed of a number of assets and interests including the divestment of our 50% interest in the Wonderkop joint venture (South Africa), the Green Canyon 18 and 60 oil fields in the Gulf of Mexico (US), our one third interest in the Hi-Fert fertiliser business (Australia) and our ownership of the Zululand Anthracite Colliery (South Africa).

Corporate Governance

The Hon. E Gail de Planque was appointed a Non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect from 19 October 2005. Mr Michael Chaney and Lord Renwick of Clifton retired as Directors of both Boards on 25 November 2005. On 8 December 2005 it was announced that Mr Marius Kloppers (Group President Non-Ferrous Materials) and Mr Chris Lynch (Chief Financial Officer) would join the Board as Executive Directors from 1 January 2006.

Following a review of the Sustainability Committee, the Board restructured the Committee. Its members are now Dr David Brink (Chairman), The Hon. E Gail de Planque and Dr John Schubert. Mr Carlos Cordeiro has been appointed a member of the Remuneration Committee, and Dr Schubert has ceased being a member of that Committee.

Outlook

Over the last six months the global economy has continued to be buoyant with economic growth becoming more broadly based towards the end of last year as emerging recoveries in Japan and Europe offset a slowing in the US. China and other countries in Asia have benefited from the robust global economy, while strong commodity prices have led to significant gains in the Russian and Latin American economies. Global economic resilience has continued despite a series of potential disruptions including rising oil prices and a move to higher interest rates in the US.

The immediate outlook for the global economy continues to be promising. Industrial production growth in the OECD is accelerating and the rise in the leading indicators suggests further improvement. In China, recent revisions point to the economy growing at an average of around ten per cent per annum over the past three years and although Chinese economic growth is likely to slow somewhat in 2006 it will remain at a relatively high level. Elsewhere, emerging markets are likely to enjoy robust economic conditions, although for some countries a high level of indebtedness and/or political uncertainty could dampen the outlook.

The positive demand environment and the continued inability of the supply side to respond fast enough to increased demand means prices continue to remain strong relative to historical levels. This imbalance in demand and supply is caused by the demand growth in emerging economies and the lack of latent mine capacity. In addition, delays to new capacity caused by increasing pressures on construction costs, the availability of skilled labour and raw materials look set to continue for at least the next several years. While the impact of this on prices will vary by commodity, the fundamentals of our business remain solid as we bring on new volumes to take advantage of strong demand and high relative prices. Our confidence in the demand outlook for the next 18-24 months (in the absence of unforeseen circumstances) and higher than expected prices means we are able to continue to return surplus capital to shareholders while meeting our needs to continue to expand our productive capacity.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the half year ended 31 December 2005 and the corresponding period.

Half year ended 31 December (US$ Million)	Revenue together with share of jointly controlled entities' revenues (1)			Underlying EBIT (1)
	2005	2004	Change	2005	2004	Change

Petroleum	2 960	3 171	(6.7%)	1 436	1 265	13.5%
Aluminium	2 344	2 318	1.1%	406	449	(9.6%)
Base Metals	4 031	2 341	72.2%	1 893	1 040	82.0%
Carbon Steel Materials	4 728	3 224	46.7%	2 275	991	129.6%
Diamonds and Specialty Products	679	1 114	(39.0%)	261	406	(35.7%)
Energy Coal	1 769	1 640	7.9%	205	296	(30.7%)
Stainless Steel Materials	1 358	1 013	34.1%	374	337	11.0%
Group and unallocated items (2)	352	417	(15.6%)	(179)	(119)	N/A
Less: inter-segment turnover	(49)	(31)	N/A	-	-	-
BHP Billiton Group	18 172	15 207	19.5%	6 671	4 665	43.0%
(1) Revenue together with share of jointly controlled entities' revenue, and Underlying EBIT include trading activities comprising the sale of third party product. Underlying EBIT is defined on page 1.

(2) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$1,436 million, an increase of US$171 million or 13.5%, compared with the same period last year. This was mainly due to higher average realised prices for all petroleum products, including higher averaged realised oil prices per barrel of US$58.25 (compared with US$44.85), higher average realised natural gas prices of US$3.13 per thousand standard cubic feet (compared with US$2.94), and higher liquefied natural gas prices of US$6.81 per thousand standard cubic feet (compared to US$5.68). Production from ROD (Algeria), which commenced commercial production in October 2004, and Mad Dog (US) and Angostura (Trinidad and Tobago), which were both commissioned in January 2005, and a positive impact from foreign exchange movements also had a favourable impact.

These factors were partly offset by lower production volumes from existing operations. The corresponding period had also included a US$56 million profit on the sale of an equity participation in the North West Shelf Project's (Australia) gas reserves to China National Offshore Oil Corporation. Other unfavourable impacts included one-off costs for the investigation and salvage of the Typhoon facility (US) following hurricane damage and the loss of earnings following the divestment in the corresponding period of our interests in the Laminaria and Corallina (Australia) oil fields.

Exploration expenditure charged to profit was US$123 million (corresponding period: US$55 million) reflecting a capitalisation rate of 51.0% (corresponding period: 59.9%). Gross expenditure on exploration of US$251 million was US$114 million higher than the corresponding period as a result of increased spending on activity in the Gulf of Mexico.

Aluminium

Underlying EBIT of US$406 million fell US$43 million or 9.6% compared with the same period last year. This was mainly due to higher fuel, power and raw material costs (principally caustic soda), as well as increased pot relining costs. In addition, the application of IFRS required Aluminium to account for embedded derivatives which reduced Underlying EBIT by US$22 million in the current period. Higher realised prices for aluminium, and an improved result due to the unwinding of a metal take-off contract of US$35 million in the previous period partly offset this result. The average LME aluminium price increased to US$1,952 per tonne, compared with US$1,764 per tonne for the corresponding period.

Base Metals

Underlying EBIT was US$1,893 million, an increase of US$853 million, or 82.0% compared with the corresponding period. This was mainly as a result of higher average LME prices for all base metals products. In particular copper LME prices increased to US$1.84/lb compared with US$1.35/lb for the same period last year. The inclusion of Olympic Dam (Australia) results for the current period, following its acquisition in June 2005, also contributed positively. Higher sales volumes for all Base Metals products, but particularly for copper and molybdenum (in which record production levels were achieved during the period), also led to the higher EBIT result.

However, higher price-linked and input costs (mainly reflecting increased TCRC costs including price participation), higher statutory labour and production bonuses, and increased fuel and other commodity linked costs, all had an impact. Reduced production at Cerro Colorado (Chile) following an earthquake in June 2005 also had an unfavourable impact, although this was partially mitigated by business interruption insurance.

Carbon Steel Materials

Underlying EBIT was US$2,275 million, up US$1,284 million or 129.6% from the corresponding period. Contributing factors included stronger commodity prices for iron ore and metallurgical coal, although manganese alloy prices were lower. Increased operating costs at most operations also affected Underlying EBIT. In particular this included price linked royalties and higher contractor and diesel costs, which are reflective of the current heated market conditions. Increased mining costs are being incurred across most Carbon Steel Materials operations to maximise production in the current high demand environment. These additional costs are largely cyclical in nature. Inflationary pressures on Australian and South African operations also had an unfavourable impact compared with the corresponding period. Depreciation charges increased at Western Australian Iron Ore, Queensland Coal and Illawarra Coal operations (all Australia) due to the commissioning of new plant at these operations.

The same period last year included costs in relation to Boodarie Iron while the plant was on care and maintenance. There was no impact on Underlying EBIT in the current period as all anticipated closure costs were provided for in June 2005 following the decision to close this operation.

Diamonds and Specialty Products

Underlying EBIT was US$261 million, a decrease of US$145 million or 35.7%, compared with the corresponding period. This was due to lower realised prices for diamonds (down 19.6% from the corresponding period) because of lower carat quality, higher costs in relation to the processing of lower grade material and lower diamond sales volumes (down 3.1% from the corresponding period). In addition, the corresponding period included earnings from Integris Metals (US), which was sold in January 2005. However, the inclusion for the first time of earnings from Southern Cross Fertiliser operations (Australia) (formerly Queensland Fertilizer Operations) acquired in June 2005 was positive, as was higher realised prices and sales volumes for titanium feedstock.

Half yearly Ekati (Canada) diamond production decreased by 21.1% compared to the corresponding period mainly reflecting the processing of lower grade ore. The second half of the 30 June 2006 financial year will continue to be negatively impacted by the processing of lower grade and lower value material at Ekati.

Energy Coal

Underlying EBIT was US$205 million, a decrease of US$91 million or 30.7%, compared with the corresponding period. This was mainly a result of higher unit costs across all operations. Costs increased at Ingwe (South Africa) because of higher depreciation resulting from changes in the estimates of the economic lives of certain operations, the depreciation of rehabilitation assets and inflationary impacts. Increased demurrage at Cerrejon Coal (Colombia) and lower yields and equipment availability combined with increased strip ratios at Hunter Valley Coal (Australia) also led to higher costs. Lower export prices at Ingwe also had a negative impact. However, increased export sales volumes from Ingwe along with a favourable impact from the depreciation of the rand against the US dollar positively contributed to the result.

Stainless Steel Materials

Underlying EBIT was US$374 million, an increase of US$37 million or 11.0%, compared with the corresponding period. The inclusion of results from the Nickel West operations (Australia), acquired in June 2005, as well as a US$61 million profit on sale of BHP Billiton's interest in the Wonderkop joint venture (South Africa), were the key factors in the increased result.

Negative impacts included lower production and increased costs at the QNI Yabulu refinery (Australia) as a result of lower operational performance and tie-in activity relating to the refinery expansion. The average LME nickel price also fell to US$6.17/lb from US$6.36/lb in the corresponding period. Also offsetting the increase in Underlying EBIT was US$59 million included in the comparative period result relating to earnings from the Group's Chrome operations, which BHP Billiton sold effective 1 June 2005.

Group and Unallocated Items

Underlying net corporate operating costs excluding exchange impacts were US$108 million compared to US$51 million in the corresponding period - an increase of US$57 million. This was due primarily to higher net insurance costs of US$24 million associated with insurance claims arising from natural disasters and incidents, which are primarily offset by insurance income in the CSGs results. Employee share award and pension costs increased US$10 million over the corresponding period. In addition, higher corporate IT projects and regulatory compliance, including Sarbanes Oxley, contributed approximately US$12 million to the increased costs.

Increased costs were also incurred in the current period in relation to the transition and integration of the WMC business.

Minerals exploration and technology expenditure has increased from US$27 million to US$48 million, mainly due to increased exploration activity in Africa and Brazil.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Introduction' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Key Information-Risk Factors'; 'Operating and Financial Review and Prospects- Our Business - External Factors Affecting Our Results' and 'Trends and Uncertainties' included in our annual report on Form 20-F as amended by the Form 20-F/A for the fiscal year ended 30 June 2005, which we filed with the US Securities and Exchange Commission (SEC) on 3 October 2005 and 10 November 2005 respectively and is available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: +27 11 376 3360 or UK: +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

INTERIM FINANCIAL REPORT

For the half year ended

31 December 2005

CONTENTS

Financial Statements - Page

Consolidated Income Statement - 15

Consolidated Balance Sheet - 16

Consolidated Cash Flow Statement - 17

Consolidated Statement of Recognised Income and Expense - 18

Notes to the Interim Financial Statements - 19

Notes to Financial Statements - Page

1 Acquired operations - 19

2 Business segments - 20

3 Significant items - 22

4 Investments accounted for using the equity method - 23

5 Net finance costs - 23

6 Taxation - 23

7 Earnings per share - 24

8 Dividends - 24

9 Assets classified as held for sale - 25

10 Interest bearing liabilities - 25

11 Total equity - 25

12 Contingent liabilities - 25

13 Commitments - 26

14 Subsequent events - 26

15 IFRS transition - 26

16 Dual Listed Companies Structure and Basis of Preparation of Interim Financial Statements - 31

17 Accounting Policies - 33

Directors' Report - 42

Directors' Declaration - 44

Auditor's Independence Declaration - 44

Review Report - 45

Consolidated Income Statement
for the half year ended 31 December 2005

		Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
	Notes	US$M	US$M	US$M
Revenue together with share of jointly controlled entities' revenue
Group production		15 638	11 537	25 037
Third party products		2 534	3 670	6 113
		18 172	15 207	31 150
Less: Share of jointly controlled entities' external revenue included above		(2 880)	(2 410)	(4 428)
Revenue		15 292	12 797	26 722
Other income		297	179	757
Expenses excluding finance costs		(10 771)	(9 469)	(19 995)
Share of profits from jointly controlled entities	4	1 441	862	1 787
Profit from operations		6 259	4 369	9 271
Comprising:
Group production		6 148	4 338	9 157
Third party products		111	31	114
		6 259	4 369	9 271

Financial income	5	93	96	216
Financial expenses	5	(308)	(288)	(547)
Net finance costs	5	(215)	(192)	(331)
Profit before taxation		6 044	4 177	8 940
Taxation	6	(1 389)	(847)	(1 876)
Royalty related taxation (net of income tax benefit)	6	(227)	(266)	(436)
Total taxation expense		(1 616)	(1 113)	(2 312)
Profit after taxation		4 428	3 064	6 628
Profit attributable to minority interests		(64)	(111)	(232)
Profit attributable to members of BHP Billiton Group		4 364	2 953	6 396

Earnings per ordinary share (basic) (US cents)	7	72.1	47.7	104.4
Earnings per ordinary share (diluted) (US cents)	7	71.9	47.5	103.9

Dividends per ordinary share - paid during the period (US cents)	8	14.5	9.5	23.0
Dividends per ordinary share - proposed in the announcement of the results for the period (US cents)	8	17.5	13.5	28.0

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet
as at 31 December 2005

		31 December 2005	31 December 2004	30 June 2005
	Notes	US$M	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents		809	757	1 222
Trade and other receivables		3 732	2 826	3 216
Other financial assets		843	51	45
Inventories		2 509	2 042	2 399
Assets classified as held for sale	9	46	-	-
Other		142	202	150
Total current assets		8 081	5 878	7 032
Non-current assets
Trade and other receivables		748	972	849
Other financial assets		927	251	255
Inventories		83	8	71
Investments in jointly controlled entities		3 736	3 045	3 264
Property, plant and equipment		29 005	19 183	27 438
Intangible assets		455	481	461
Deferred tax assets		1 180	2 041	1 906
Other		100	69	96
Total non-current assets		36 234	26 050	34 340
Total assets		44 315	31 928	41 372
LIABILITIES
Current liabilities
Trade and other payables		3 633	2 419	3 908
Interest bearing liabilities	10	1 106	1 154	1 298
Other financial liabilities		775	-	-
Current tax payable		864	698	938
Provisions		901	657	1 040
Deferred income		122	194	120
Total current liabilities		7 401	5 122	7 304
Non-current liabilities
Non-trade payables		163	159	156
Interest bearing liabilities	10	8 425	4 144	8 649
Other financial liabilities		159	-	-
Deferred tax liabilities		1 370	2 895	2 372
Provisions		4 674	3 840	4 613
Deferred income		691	345	362
Total non-current liabilities		15 482	11 383	16 152
Total liabilities		22 883	16 505	23 456
NET ASSETS		21 432	15 423	17 916

EQUITY
Share capital - BHP Billiton Limited		1 628	1 591	1 611
Share capital - BHP Billiton Plc		1 234	1 234	1 234
Share premium account		518	518	518
Reserves		265	145	153
Retained earnings		17 495	11 508	14 059
Total equity attributable to members of BHP Billiton Group		21 140	14 996	17 575
Minority interests		292	427	341
Total equity	11	21 432	15 423	17 916

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement
for the half year ended 31 December 2005

	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
	US$M	US$M	US$M
Operating activities
Receipts from customers	15 582	14 161	28 425
Payments to suppliers and employees	(10 246)	(10 329)	(18 801)
Cash generated from operations	5 336	3 832	9 624
Dividends received	921	431	1 002
Interest received	60	48	90
Interest paid	(209)	(134)	(315)
Income tax paid	(1 511)	(652)	(1 476)
Royalty related taxation paid	(289)	(328)	(551)
Net operating cash flows	4 308	3 197	8 374
Investing activities
Purchases of property, plant and equipment	(2 317)	(1 358)	(3 450)
Exploration expenditure (including amounts capitalised)	(348)	(199)	(531)
Purchases of investments and funding of jointly controlled entities	(5)	(14)	(42)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(500)	-	(6 198)
Cash outflows from investing activities	(3 170)	(1 571)	(10 221)
Proceeds from sale of property, plant and equipment	37	38	153
Proceeds from sale or redemption of investments	108	73	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities net of their cash	111	1	675
Net investing cash flows	(2 914)	(1 459)	(9 166)
Financing activities
Proceeds from ordinary share issues	24	38	66
Proceeds from interest bearing liabilities	3 946	590	5 668
Repayment of interest bearing liabilities	(4 646)	(656)	(1 735)
Purchase of shares by ESOP trusts	(145)	(29)	(47)
Share repurchase scheme - BHP Billiton Limited	-	(1 792)	(1 792)
Dividends paid	(877)	(594)	(1 404)
Dividends paid to minority interests	(112)	(32)	(238)
Repayment of finance leases	(1)	(13)	(22)
Net financing cash flows	(1 811)	(2 488)	496
Net increase in cash and cash equivalents	(417)	(750)	(296)
Cash and cash equivalents, net of overdrafts, at beginning of period	1 207	1 509	1 509
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1)	(5)	(6)
Cash and cash equivalents, net of overdrafts, at end of period	789	754	1 207

The accompanying notes form part of these financial statements.

Consolidated Statement of Recognised Income and Expense
for the six months ended 31 December 2005

		Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
	Notes	US$M	US$M	US$M
Profit for the period		4 428	3 064	6 628
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical plans		6	(78)	(149)
Available for sale investments:
Valuation gains/(losses) taken to equity		4	-	-
Cash flow hedges:
Gains/(losses) taken to equity		(35)	-	-
Gains/(losses) transferred to the initial carrying amount of hedged items		(34)	-	-
Exchange fluctuations of foreign currency net assets		(12)	42	7
Tax on items recognised directly to or transferred from equity		43	29	52
		(28)	(7)	(90)
Total recognised income and expense for the period		4 400	3 057	6 538
Attributable to minority interests		(64)	(111)	(232)
Attributable to members of BHP Billiton Group		4 336	2 946	6 306

Effect of change in accounting policy:
Impact of adoption of IAS 39 / AASB 139 (net of tax) to:
- retained earnings	11	55	-	-
- hedging reserve	11	30	-	-
- financial assets reserve	11	116	-	-
Attributable to minority interests		-	-	-
Attributable to members of BHP Billiton Group		201	-	-

The accompanying notes form part of these financial statements

Notes to the Interim Financial Statements

1 Acquired operations

During the prior year ended 30 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC). WMC was acquired on 3 June 2005 for a total cash consideration of US$7,229 million made up of a price of A$7.85 per share plus acquisition related costs.

Due to the complexity and timing of the acquisition, the fair values of the assets and liabilities acquired which were reported at 30 June 2005 were provisional and are subject to review during the year ending 30 June 2006.

As at 31 December 2005, the provisional fair values have been updated to reflect the latest information available. The review of the fair values of the assets and liabilities acquired is still in progress, and these updated provisional values remain subject to review during the six months to 30 June 2006.

The following table details the adjustments to the fair values of the net assets acquired which have been reflected in the six months to 31 December 2005:
	Note	Provisional fair value at acquisition (f)	Adjustments	Updated provisional fair values at acquisition
		US$M	US$M	US$M
Cash and cash equivalents		396	-	396
Trade and other receivables		281	(1)	280
Inventories	a	615	2	617
Property, plant and equipment	b	7 172	71	7 243
Other assets (including intangibles)	a	108	15	123
Trade and other payables		(366)	1	(365)
Interest bearing liabilities		(737)	-	(737)
Provisions	c	(233)	(5)	(238)
Current and deferred tax balances	d	(4)	151	147
Other liabilities	e	(3)	(234)	(237)

Net assets acquired		7 229	-	7 229

  Fair values of inventories and other assets acquired were updated during the six months to 31 December 2005.

  Valuations of property, plant and equipment were performed during the six months to 31 December 2005 resulting in an increase to the value of property, plant and equipment to reflect the finalisation of replacement cost and estimated remaining useful lives, in particular in relation to the Olympic Dam operations. The fair value of mineral assets have decreased to reflect the updated estimates of the values of the assets and liabilities of the businesses acquired. In addition, there has been a transfer of mineral asset value from the Nickel West operations to the Olympic Dam operations following the refinement and validation of the detailed valuation models.

  Provisions have increased following a review of the level of provisioning, in particular in relation to site restoration and environmental rehabilitation provisions at the Olympic Dam operations, offset by decreased provisions relating to transaction related costs.

  Deferred tax assets have increased following the increase in provisions and other liabilities, and a reduction in the estimated temporary difference arising from the resetting of tax bases resulting from the acquisition.

  Other liabilities have increased for the fair value of fixed price uranium sales contracts with contract prices below market prices at the date of acquisition. For presentation purposes, these amounts are classified as deferred income as the amount will be released to revenue as the contracts are fulfilled.

  These amounts differ to the amounts included in the IFRS balance sheet as presented in the note on the impact of adopting IFRS in the financial statements for the year ended 30 June 2005. This follows resolution of the treatment of deferred tax on mineral assets as referred to in note 15.

2 Business segments

Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold);

  Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);

  Diamonds and Specialty Products (EKATI diamond mine and titanium operations);

  Energy Coal (exploration for and mining, processing and marketing of steaming coal); and

  Stainless Steel Materials (exploration for and mining, processing and marketing of nickel and, prior to divestment, chrome).

Group and unallocated items represent Group centre functions, certain comparative data for divested assets and investments, and exploration and technology activities.

It is the Group's policy that inter-segment sales are made on a commercial basis.

Business segment information
US$ million	Petroleum	Aluminium	Base Metals	Carbon Steel Materials	Diamonds and Specialty Products	Energy Coal	Stainless Steel Materials	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2005
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	2 371	1 575	3 549	4 674	679	1 399	1 346	5	15 598
Sale of third party product	542	769	481	34	-	370	12	326	2 534
Rendering of services	-	-	1	18	-	-	-	21	40
Inter-segment revenue	47	-	-	2	-	-	-	(49)	-
	2 960	2 344	4 031	4 728	679	1 769	1 358	303	18 172
Less: share of jointly controlled entities' external revenue included above	(3)	(46)	(2 062)	(345)	(201)	(222)	-	(1)	(2 880)
Segment revenue	2 957	2 298	1 969	4 383	478	1 547	1 358	302	15 292

Segment result	1 431	329	490	2 068	190	103	374	(167)	4 818
Other attributable income (1)	5	-	-	8	-	-	-	(13)	-
Share of profits from jointly controlled entities	-	56	1 114	160	33	77	-	1	1 441
Profit from operations	1 436	385	1 604	2 236	223	180	374	(179)	6 259
Net finance costs									(215)
Taxation									(1 389)
Royalty related taxation									(227)
Profit after taxation									4 428

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of group & unallocated items / eliminations to the applicable CSG / business segment.

2 Business segments (continued)

Business segment information
US$ million	Petroleum	Aluminium	Base Metals	Carbon Steel Materials	Diamonds and Specialty Products	Energy Coal	Stainless Steel Materials	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2004
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	1 924	1 590	1 978	3 109	591	1 296	1 011	10	11 509
Sale of third party product	1 224	728	363	90	523	344	2	396	3 670
Rendering of services	-	-	-	17	-	-	-	11	28
Inter-segment revenue	23	-	-	8	-	-	-	(31)	-
	3 171	2 318	2 341	3 224	1 114	1 640	1 013	386	15 207
Less: share of jointly controlled entities' external revenue included above	-	(39)	(1 325)	(191)	(644)	(196)	(7)	(8)	(2 410)
Segment revenue	3 171	2 279	1 016	3 033	470	1 444	1 006	378	12 797

Segment result	1 260	359	209	919	335	196	337	(108)	3 507
Other attributable income (1)	5	5	-	-	-	2	-	(12)	-
Share of profits from jointly controlled entities	-	67	636	61	22	75	-	1	862
Profit from operations	1 265	431	845	980	357	273	337	(119)	4 369
Net finance costs									(192)
Taxation									(847)
Royalty related taxation									(266)
Profit after taxation									3 064

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of group & unallocated items / eliminations to the applicable CSG / business segment.

Business segment information
US$ million	Petroleum	Aluminium	Base Metals	Carbon Steel Materials	Diamonds and Specialty Products	Energy Coal	Stainless Steel Materials	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2005
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	3 953	3 380	4 372	7 298	986	2 718	2 265	4	24 976
Sale of third party product	1 955	1 266	670	238	523	669	9	783	6 113
Rendering of services	-	-	1	34	-	-	-	26	61
Inter-segment revenue	62	5	-	27	-	-	-	(94)	-
	5 970	4 651	5 043	7 597	1 509	3 387	2 274	719	31 150
Less: share of jointly controlled entities' external revenue included above	(3)	(80)	(2 714)	(429)	(778)	(416)	(8)	-	(4 428)
Segment revenue	5 967	4 571	2 329	7 168	731	2 971	2 266	719	26 722

Segment result	2 523	758	481	2 330	429	319	828	(184)	7 484
Other attributable income (1)	6	26	-	2	19	1	25	(79)	-
Share of profits from jointly controlled entities'	-	139	1 285	148	77	137	1	-	1 787
Profit from operations	2 529	923	1 766	2 480	525	457	854	(263)	9 271
Net finance costs									(331)
Taxation									(1 876)
Royalty related taxation									(436)
Profit after taxation									6 628

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of group & unallocated items / eliminations to the applicable CSG / business segment.

3 Significant items

Individually significant items are those items where their nature and amount is considered material and require separate disclosure. Such items included within the BHP Billiton Group profit for the period are detailed below.

Half year ended 31 December 2005

There were no significant items for half year ended 31 December 2005.

Half year ended 31 December 2004

There were no significant items for half year ended 31 December 2004.

Year ended 30 June 2005
	Gross US$M	Tax US$M	Net US$M
Significant items by category
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	(111)	81	(30)
Significant items by Customer Sector Group
Petroleum	134	(10)	124
Base Metals	(29)	(4)	(33)
Energy Coal	(73)	21	(52)
Stainless Steel Materials	142	(6)	136
Carbon Steel Materials	(285)	80	(205)
Total by Customer Sector Group	(111)	81	(30)

Sale of Laminaria and Corallina

In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations

Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense). In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

Provision for termination of operations

The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.

Closure plans

As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

4 Investments accounted for using the equity method
Material shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2005%	31 December 2004%	30 June 2005%	31 December 2005 US$M	31 December 2004 US$M	30 June 2005 US$M
Samarco Mineracao SA	50	50	50	163	59	148
Minera Antamina SA	33.75	33.75	33.75	170	84	194
Carbones del Cerrejon LLC	33.3	33.3	33.3	77	76	138
Integris Metals Inc (b)	-	50	-	-	17	17
Escondida	57.5	57.5	57.5	944	552	1 090
Mozal	47.1	47.1	47.1	60	62	130
Valesul Aluminio	45.5	45.5	45.5	(4)	5	9
Other (c)				31	7	61
Total				1 441	862	1 787

(a) Ownership interest reflects the interest held at the end of the reporting periods. The proportion of voting power held corresponds to ownership interest.

(b) Subsequent to 31 December 2004, the BHP Billiton Group sold its interest in Integris Metals Inc.

(c) Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50% (31 December 2004: 50%; 30 June 2005: 50%).

5 Net finance costs
	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
	US$M	US$M	US$M
Financial expenses:
Interest on bank loans and overdrafts	71	13	34
Interest on all other loans	133	111	254
Finance lease and hire purchase interest	3	2	6
	207	126	294
Dividends on redeemable preference shares	13	12	25
Discounting on provisions and other liabilities	107	78	173
Discounting on pension and medical benefit entitlements	40	56	114
Interest capitalised (a)	(57)	(42)	(78)
	310	230	528
Exchange differences on net debt (b)	(2)	58	19
	308	288	547
Financial income:
Interest income	(53)	(48)	(118)
Return on pension plan assets	(40)	(48)	(98)
	(93)	(96)	(216)
Net finance costs	215	192	331

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2005 the capitalisation rate was 4.6 per cent (31 December 2004: 4.25 per cent; 30 June 2005: 4.6 per cent).

(b) Exchange differences on net debt primarily represent the effect on borrowings of movements in the South African rand against the US dollar.

6 Taxation
Taxation expense including royalty related taxation	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
	US$M	US$M	US$M
UK taxation expense	131	57	206
Australian taxation expense	1 180	808	1 613
Overseas taxation expense	305	248	493
Taxation expense	1 616	1 113	2 312

7 Earnings per share
	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
Basic earnings per share (US cents)	72.1	47.7	104.4
Diluted earnings per share (US cents)	71.9	47.5	103.9
Basic earnings per American Depositary Share (ADS) (US cents) (a)	144.2	95.4	208.8
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	143.8	95.0	207.8
Basic earnings (US$ million)	4 364	2 953	6 396
Diluted earnings (US$ million) (b)	4 370	2 956	6 399

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
Weighted average number of shares	Million	Million	Million
Basic earnings per share denominator	6 055	6 195	6 124
Shares and options contingently issuable under employee share ownership plans	26	29	34
Diluted earnings per share denominator	6 081	6 224	6 158

(a) For the periods indicated, each ADS represents two ordinary shares.

(b) Diluted earnings are calculated after adding back dividend equivalent payments of US$6 million (31 December 2004: US$3 million; 30 June 2005: US$3 million) that would not be made if potential ordinary shares were converted to fully paid

8 Dividends
	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
	US$M	US$M	US$M
Dividends paid (a)
BHP Billiton Limited (b)	520	358	842
BHP Billiton Plc - Ordinary shares	358	234	567
- Preference shares (c)	-	-	-
	878	592	1 409

Dividends declared in the announcement of the results for the period (d)
BHP Billiton Limited	628	484	1,004
BHP Billiton Plc - Ordinary shares	432	333	691
- Preference shares (c)	-	-	-
	1 060	817	1 695
Total dividends paid or payable	1 938	1 409	3 104

	31 December 2005	31 December 2004	30 June 2005
	US cents	US cents	US cents
Dividends declared in the announcement of the results for the period (per share)
Interim dividend (a) (b)	17.5	13.5	13.5
Final dividend (a)	N/A	N/A	14.5
	17.5	13.5	28.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate.

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme and ESOP trusts.

(a) Each American Depository Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.

(b) BHP Billiton Limited dividends for all periods presented are fully franked based on a tax rate of 30%.

(c) 5.5 per cent dividend on 50,000 preference shares of PDS1 each (2004: 5.5 per cent).

(d) Subsequent to half year end, on 15 February 2006, BHP Billiton declared an interim dividend of 17.5 US cents per share (US$1,060 million) which will be paid on 22 March 2006. BHP Billiton Limited dividends will be fully franked.

9 Assets classified as held for sale

BHP Billiton's 45.5% joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Brazil, forming part of the Aluminium CSG, is presented as held for sale following the completion of a divestment review by the Group. A sale is expected to be completed in the second half of financial year 2006.

At 31 December 2005, the carrying value of the Group's equity accounted share of Valesul is US$46 million.

10 Interest bearing liabilities

On 6 December 2005, the Group issued a two tranche Global Bond under its debt shelf registration statement. The Global Bond comprised US$600 million of 5.00% Senior Notes due 2010 and US$750 million of 5.25% Senior Notes due 2015. The proceeds were used to repay existing debt.

11 Total equity
	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005
	US$M	US$M	US$M
Total equity opening balance	17 916	14 743	14 743
Adjustment for adoption of IAS 39 / AASB 139 - Retained earnings	55	-	-
- Hedging reserve	30	-	-
- Financial asset reserve	116	-	-
Opening balance as restated	18 117	14 743	14 743
Total changes in the Statement of Recognised Income and Expense	4 336	2 946	6 306
Transactions with owners - contributed equity	17	33	56
Dividends	(878)	(592)	(1 409)
Accrued employee entitlement to share awards	34	25	53
Purchases of shares made by ESOP trusts	(145)	(29)	(47)
Cash settlement of employee share awards	-	(6)	(3)
BHP Billiton share buy back	-	(1 777)	(1 777)
Total changes in minority interests	(49)	80	(6)
Total equity closing balance	21 432	15 423	17 916

The adoption of IAS 39 / AASB 139 resulted in a US$201 million increase in equity attributable to BHP Billiton shareholders at 1 July 2005. This was net of consequential increases in deferred tax liabilities of US$37 million.

This represents the net gain on marking to market of qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges, which were not recognised prior to 1 July 2005. The major balance sheet items affected were financial assets: increase of US$1,279 million, financial liabilities: increase of US$634 million, and borrowings: increase of US$411 million. The net impact on other balance sheet items was a debit of US$3 million.

The current period impact was an increase in attributable profit of US$40 million, of which US$16 million was included in financial expenses.

12 Contingent liabilities
	31 December 2005	30 June 2005
	US$M	US$M
Contingent liabilities at balance date, not otherwise provided for in the financial report, are categorised as arising from:
Jointly controlled entities
Other (a)	153	136
	153	136
Subsidiaries and jointly controlled assets (including guarantees)
Performance guarantees (b)	1	1
Other (a)	209	123
	210	124
Total contingent liabilities	363	260

(a) Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

(b) The BHP Billiton Group has entered into various counter-indemnities of performance guarantees related to its own future performance in the normal course of business.

13 Commitments
	31 December 2005	30 June 2005
	US$M	US$M
Capital expenditure commitments not provided for in the financial statements
Due not later than one year	2 566	2 308
Due later than one year and not later than five years	482	110
Total capital expenditure commitments	3 048	2 418

14 Subsequent events

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

15 IFRS transition

As stated in note 17 Accounting Policies, this is the BHP Billiton Group's first consolidated financial report prepared in accordance with IFRS.

The accounting policies set out in this financial report have been applied for the half year ended 31 December 2005, the half year ended 31 December 2004, the year ended 30 June 2005, and in the preparation of an opening IFRS balance sheet at 30 June 2004.

In preparing its opening IFRS balance sheet, the BHP Billiton Group has adjusted amounts reported previously in financial reports prepared in accordance with its previous basis of accounting (previous GAAP). An explanation of how the transition from previous UK and Australian GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and accompanying notes.

The amounts presented below differ to the amounts presented in the note on the impact of adopting IFRS in the financial statements for the year ended 30 June 2005. This follows resolution of the treatment of two items identified in that note as being subject to interpretation, and so revision. The amounts in the tables below are presented based on the application of the revised interpretation from the date of transition to IFRS:

  Royalties and resource rent taxes which are in the nature of an income tax are now measured and presented as income tax in accordance with IAS 12 / AASB 112 deferred tax principles. At 30 June 2005 these were accounted for as operating costs; and

  Deferred tax liabilities are no longer recorded on non-tax depreciable assets, such as mineral rights, where a tax base exists for capital gains tax, and that tax base exceeds the book base. At 30 June 2005 a deferred tax liability was recorded by reference to the tax base for income tax purposes.

15 IFRS transition continued

The following table presents a summary of the impact of IFRS on net equity as at 30 June 2005, 31 December 2004 and 1 July 2004.

Reconciliation of net equity - UK GAAP
Note		As at	As at	As at
		30 June 2005	31 December 2004	1 July 2004
		US$M	US$M	US$M
Net equity as previously reported under UK GAAP		17 489	14 768	14 380
IAS 19 / AASB 119 Post-retirement pension obligations - pre tax	a	(650)	(627)	(527)
IAS 19 / AASB 119 Post-retirement pension obligations - deferred tax effect	a	158	164	135
IAS 19 / AASB 119 Post-retirement medical benefits - pre tax	a	(111)	(101)	(76)
IAS 19 / AASB 119 Post-retirement medical benefits - deferred tax effect	a	30	28	21
IAS 12 / AASB 112 Deferred income tax accounting	b	(226)	(73)	(202)
IAS 12 / AASB 112 Remeasurement of royalties as income taxes	b	32	48	30
IFRS 3 / AASB 3 Reinstatement of goodwill	c	354	389	388
IAS 10 / AASB 110 Reversal of dividend payable	d	878	817	592
IFRS 2 / AASB 2 Equity based compensation payments to employees - tax effect	e	16	10	2
IFRS 3 / AASB 3 Business combinations - WMC acquisition	c	(54)	-	-
Net equity in accordance with IFRS		17 916	15 423	14 743
Overall net increase in equity under IFRS		427	655	363

Reconciliation of net equity - Australian GAAP
	Note	As at	As at	As at
		30 June 2005	31 December 2004	1 July 2004
		US$M	US$M	US$M
Net equity as previously reported under Australian GAAP		18 364	15 862	15 425
IAS 19 / AASB 119 Post-retirement pension obligations - pre tax	a	(650)	(627)	(527)
IAS 19 / AASB 119 Post-retirement pension obligations - deferred tax effect	a	158	164	135
IAS 19 / AASB 119 Post-retirement medical benefits - pre tax	a	(111)	(101)	(76)
IAS 19 / AASB 119 Post-retirement medical benefits - deferred tax effect	a	30	28	21
IAS 12 / AASB 112 Deferred income tax accounting	b	36	17	(267)
IAS 12 / AASB 112 Remeasurement of royalties as income taxes	b	32	48	30
IFRS 3 / AASB 3 Reinstatement of goodwill	c	41	22	-
IFRS 2 / AASB 2 Equity based compensation payments to employees - tax effect	e	16	10	2
IFRS 3 / AASB 3 Business combinations - WMC acquisition	c	-	-	-
Net equity in accordance with IFRS		17 916	15 423	14 743
Overall net increase / (decrease) in equity under IFRS		(448)	(439)	(682)

The following table presents a summary of the impact of IFRS on investments in jointly controlled entities as at 30 June 2005, 31 December 2004 and 1 July 2004.

Reconciliation of investments in jointly controlled entities - UK and Australian GAAP

Note		As at	As at	As at
		30 June 2005	31 December 2004	1 July 2004
		US$M	US$M	US$M
Investments in jointly controlled entities as previously reported under UK and Australian GAAP		1 525	1 501	1 369
Impact on investments in jointly controlled entities of adjustments to reclassify assets and liabilities previously accounted for by proportional consolidation:
Current assets		623	697	507
Non-current assets		2 687	2 518	2 425
Current liabilities		(374)	(515)	(505)
Non-current liabilities		(1 184)	(1 146)	(1 196)
Increase in investments in jointly controlled entities in applying the equity method of accounting	f	1 752	1 554	1 231
Other IFRS adjustments		(13)	(10)	(7)
Investments in jointly controlled entities in accordance with IFRS		3 264	3 045	2 593

15 IFRS transition continued

The following tables present a summary of the impact of IFRS on profit after tax for the year ended 30 June 2005 and 31 December 2004.

Reconciliation of profit after tax - UK GAAP

	Note	Half year ended	Year ended
		31 December 2004	30 June 2005
		US$M	US$M
Net Profit after tax as previously reported under UK GAAP		2 924	6 630

Pre Tax IFRS adjustments:
IAS 19 / AASB 119 Post-retirement medical and pension obligations	a	(56)	(8)
IAS 12 / AASB 112 Deferred tax effects within jointly controlled entities	b	(3)	(6)
IFRS 3 / AASB 3 Reversal of amortisation of goodwill	c	1	2
IFRS 2 / AASB 2 Equity based compensation payments to employees	e	22	56
Adjustment to goodwill included in the net book value of the disposed Chrome operations	c	-	31
IFRS 3 / AASB 3 Business combinations - WMC acquisition	c	-	(54)
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously equity accounted	f	(102)	(197)
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously proportionately consolidated	f	(115)	(230)
IAS 12 / AASB 112 Deferred tax on the disposed Chrome operations	b	-	3
IAS 12 / AASB 112 Reclassification of royalties which are accounted for as income taxes	g	375	603
Other		-	(1)

Tax IFRS adjustments:
IAS 12 / AASB 112 Withholding and repatriation taxes	b	(2)	(10)
IAS 12 / AASB 112 Additional foreign exchange variations	b	109	(40)
IAS 12 / AASB 112 Non-tax depreciable items now tax-effected	b	18	31
IAS 12 / AASB 112 Tax base resets under Australian tax consolidations	b	14	17
IFRS 2 / AASB 2 Equity based compensation payments to employees	e	(5)	(12)
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously equity accounted	f	102	197
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously proportionately consolidated	f	115	230
IAS 19 / AASB 119 Post-retirement medical and pension benefits - tax impact	a	17	3
IAS 12 / AASB 112 Reclassification of royalties which are accounted for as income taxes	g	(375)	(603)
IAS 12 / AASB 112 Remeasurement of royalties as income taxes	g	18	2
Other		7	(16)
Net profit after tax in accordance with IFRS		3 064	6 628

Reconciliation of profit after tax - Australian GAAP

	Note	Half year ended	Year ended
		31 December 2004	30 June 2005
		US$M	US$M
Net Profit after tax as previously reported under Australian GAAP		2 748	6 241

Pre Tax IFRS adjustments:
IAS 19 / AASB 119 Post-retirement medical and pension obligations	a	(56)	(8)
IAS 12 / AASB 112 Deferred tax effects within jointly controlled entities	b	(3)	(6)
IFRS 3 / AASB 3 Reversal of amortization of goodwill	c	22	44
IFRS 2 / AASB 2 Equity based compensation payments to employees	e	22	56
Adjustment to goodwill included in the net book value of the disposed Chrome operations	c	-	(3)
IFRS 3 / AASB 3 Business combinations - WMC acquisition	c	-	-
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously proportionately consolidated	f	(115)	(230)
IAS 12 / AASB 112 Deferred tax on the disposed Chrome operations	b	-	3
IAS 12 / AASB 112 Reclassification of royalties which are accounted for as income taxes	g	375	603

Tax IFRS adjustments:
IAS 12 / AASB 112 Recognition of prior year tax losses	b	175	350
IAS 12 / AASB 112 Withholding and repatriation taxes	b	(2)	(10)
IAS 12 / AASB 112 Additional foreign exchange variations	b	103	(46)
IAS 12 / AASB 112 Non-tax depreciable items now tax-effected	b	18	31
IFRS 2 / AASB 2 Equity based compensation payments to employees	e	(5)	(12)
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously proportionately consolidated	f	115	230
IAS 19 / AASB 119 Post-retirement medical and pension benefits - tax impact	a	17	3
IAS 12 / AASB 112 Reclassification of royalties which are accounted for as income taxes	g	(375)	(603)
IAS 12 / AASB 112 Remeasurement of royalties as income taxes	g	18	2
Other		7	(17)
Net profit after tax in accordance with IFRS		3 064	6 628

15 IFRS transition continued

a Post-retirement and medical benefits (IAS 19 / AASB 119 Employee Benefits)
Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities that were recognised under BHP Billiton Group's previous policy, which was based on the UK Statement of Accounting Practice (SSAP) 24 'Accounting for Pension Costs'. Under SSAP 24, the cost of providing pensions was charged to profit and loss so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. A pension liability or asset was consequently recognised in the balance sheet to the extent that the contributions payable either lagged or preceded expense recognition.

b Deferred Tax (IAS 12 / AASB 112 Income Taxes)
On transition to IFRS, the balance sheet liability method of tax effect accounting was adopted, rather than the income statement liability method applied under previous BHP Billiton Group policy. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in profit and loss. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. IFRS requires deferred tax to be recognised on items which do not have a tax base, such as certain mineral rights and fair value adjustments on acquisitions, and for tax on unremitted earnings from subsidiaries and joint ventures except to the extent that the group can control the timing of distributions and those distributions are not probable in the foreseeable future. In addition, royalty arrangements which are in the nature of income tax have been measured and presented as income tax in accordance with IAS 12 / AASB 112 deferred tax accounting principles. The impact on deferred tax balances of adopting IAS 12 / AASB 112, other than the tax effect of other IFRS adjustments, is as follows:

	30 June 2005	31 Dec 2004	1 Jul 2004
UK GAAP to IFRS	Tax asset / (provision) US$M	Tax asset / (provision) US$M	Tax asset / (provision) US$M
Deferred tax on non depreciable assets acquired in business combinations	(309)	(316)	(321)
Tax base resets under Australian tax consolidations	188	185	165
Foreign exchange movements - tax base of non-monetary assets	434	613	216
Foreign exchange movements - USD debt	(516)	(543)	(255)
Withholding taxes	(10)	(2)	-
Adoption of IAS 12 to jointly controlled entities	(13)	(10)	(7)
Remeasurement of royalties as income taxes	32	48	30
Decrease / (increase) in net deferred tax liability	(194)	(25)	(172)

	30 June 2005	31 Dec 2004	1 Jul 2004
Australian GAAP to IFRS	Tax asset / (provision) US$M	Tax asset / (provision) US$M	Tax asset / (provision) US$M
Deferred tax on non depreciable assets acquired in business combinations	(309)	(316)	(321)
Foreign exchange movements - tax base of non-monetary assets	434	613	216
Foreign exchange movements - USD debt	(516)	(543)	(255)
Withholding taxes	(10)	(2)	-
Adoption of IAS 12 to jointly controlled entities	(13)	(10)	(7)
Remeasurement of royalties as income taxes	32	48	30
Recognition of tax losses	450	275	100
Decrease / (increase) in net deferred tax liability	68	65	(237)

c Goodwill and business combinations (IFRS 3 / AASB 3 Business Combinations)
IFRS requires impairment assessments of goodwill, whereas both previous UK and Australian GAAP permitted / required the amortisation of goodwill. Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between UK GAAP and IFRS with respect to the measurement of fair value of inventory and the recognition of deferred tax liabilities, and between Australian GAAP and IFRS with respect to deferred tax assets attributable to unused tax losses. Under previous UK GAAP goodwill existing prior to 1998 was classified as a reduction of retained earnings. In order to maintain consistency in the IFRS treatment of goodwill in the DLC structure, such goodwill has been reclassified on transition as an asset in the balance sheet. The reclassification of goodwill was required in order to maintain the accounting for past business combinations consistent with the previous basis of accounting applied by the Group under previous Australian GAAP.

d Dividend payable (IAS 10 / AASB 110 Events after the Balance Sheet Date)
IFRS does not permit the recognition of dividends payable as a liability until the dividend has been formally declared by the Directors. Under previous UK GAAP, dividends payable were recognised as a liability in the balance sheet at balance date, despite the fact they were declared subsequent to balance date.

e Equity based compensation (IFRS 2 / AASB 2 Share-based Payment)
Under IFRS the cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under previous BHP Billiton Group policy.

f Joint ventures (IAS 31 / AASB 131 Interests in Joint Ventures)
Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity are accounted for using the equity method. Under both previous UK and Australian GAAP, the BHP Billiton Group's interests in the Escondida, Mozal and Valesul joint ventures were accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the schedules above, the amounts of profit before tax, income tax expense, investments in jointly controlled entities and other balance sheet and income statement line items are significantly affected.

15 IFRS transition continued

g Royalty related taxation (IAS 12 / AASB 112 Income Taxes)
Under IFRS, royalties and resource rent taxes are treated as taxation arrangements when they have the characteristics of a tax. For such arrangements, current and deferred tax is provided on the same basis as for other forms of taxation. Under previous UK and Australian GAAP, such taxes were included in operating costs, and in some cases, were not calculated in accordance with deferred tax principles.

Material Adjustments to Cash Flow
The use of the equity method of accounting under IFRS for the Group's interests in the Escondida, Mozal and Valesul jointly controlled entities, as compared to proportional consolidation under previous UK and Australian GAAP, has corresponding impacts on the Cash Flow Statement. Under IFRS, amounts included in dividends received from these jointly controlled entities were previously included elsewhere in cash flows related to operating activities. In addition capital expenditure and debt repayments for these joint ventures are now excluded from the Group's investing and financing cash flows.
The presentation of the Cash Flow Statement is consistent with previous Australian GAAP, however compared to UK GAAP, the cash flows have been reclassified as operating, investing and financing.

16 Dual Listed Companies Structure and Basis of Preparation of Interim Financial Statements

Dual Listed Companies Structure

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. The consolidated financial statements of BHP Billiton therefore include those of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiary companies.

The DLC merger was accounted for using the merger method of accounting. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit. Further details on the DLC structure are included in the BHP Billiton Annual Report 2005.

Basis of Preparation

This general purpose condensed interim financial report for the six months ended 31 December 2005 has been prepared in accordance with IAS 34 / AASB 134 "Interim Financial Reporting". This includes:

  the relevant requirements of Australian Accounting standards (that is, International Financial Reporting Standards (IFRS) as adopted by the Australian Accounting Standards Board) and interpretations effective as of 31 December 2005;
  IFRSs and interpretations as adopted by the European Union (EU) as of 31 December 2005; and
  those standards and interpretations adopted early as described below.

The above are collectively referred to as "IFRS" in this report.

The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated. The comparative figures for the financial year ended 30 June 2005 are not the statutory accounts of BHP Billiton Plc for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Principles (GAAP), have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This is the BHP Billiton Group's first IFRS interim financial report for part of the period covered by the first IFRS annual financial report. The interim financial report does not include all of the information required for a full annual financial report. The interim financial report is to be read in conjunction with the most recent annual financial report; however, the basis of preparation is different to that of the most recent annual financial report due to the first time adoption of IFRS. This report must also be read in conjunction with any public announcements of BHP Billiton made under its continuous disclosure obligations.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the BHP Billiton Group is provided in note 15. This note includes reconciliations of equity and profit for comparative periods previously reported under UK GAAP and Australian GAAP to those amounts reported under IFRS.

This interim financial report has been prepared on the basis of IFRSs in issue that are effective, or available for early adoption at the BHP Billiton Group's first IFRS annual reporting date, 30 June 2006. Based on these IFRSs, the directors have made assumptions about the accounting policies expected to be adopted when the first IFRS annual financial report is prepared for the year ending 30 June 2006. The BHP Billiton Group has elected to early adopt all Australian Accounting Standards, IFRSs as adopted by the EU and interpretations that have commencement dates later than the BHP Billiton Group's IFRS transition date of 1 July 2004 and which permit early adoption, except for IFRS 7 / AASB 7 "Financial Instruments: Disclosures", and IFRIC 4 "Determining Whether an Arrangement Contains a Lease". The decision to early adopt those standards and interpretations ensures that policy elections described below, including IFRS transition exemptions, are available. The principal standards and interpretations that have been early adopted are:

16 Dual Listed Companies Structure and Basis of Preparation of Interim Financial Statements continued

  IFRS 6 / AASB 6 "Exploration for and Evaluation of Mineral Resources"

  Revised IAS 19 / AASB 119 "Employee Benefits"

  International Financial Reporting Interpretations Committee (IFRIC) pronouncement 5 / Urgent Issues Group (UIG) Interpretation 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"

IFRS 1 / AASB 1, which governs the first time adoption of IFRSs, in general requires accounting policies to be applied retrospectively in order to determine an opening balance sheet at BHP Billiton's IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS which BHP Billiton has elected to apply. Those elections considered significant to BHP Billiton include decisions to:

  not restate previous mergers or acquisitions and the accounting thereof;

  measure property, plant and equipment at deemed cost, being the carrying value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value;

  not apply the recognition and measurement requirements of IFRS 2 / AASB 2 "Share-based Payment" to equity instruments granted before 7 November 2002;

  recognise the cumulative effect of actuarial gains and losses on defined benefit employee schemes in retained earnings as at the transition date; and

  transfer all foreign currency translation differences, previously held in reserves, to retained earnings at the transition date.

In addition, BHP Billiton has applied the exemption available under IFRS 1 / AASB 1 whereby IAS 32 / AASB 132 "Financial Instruments: Disclosure and Presentation" and IAS 39 / AASB 139 "Financial Instruments: Recognition and Measurement" shall apply from 1 July 2005 and not for the year ended 30 June 2005. Accordingly, transitional adjustments in respect of IAS 32 / AASB 132 and IAS 39 / AASB 139 have been recorded against retained profits and reserves, as applicable, at 1 July 2005.

Furthermore, the BHP Billiton Group's DLC structure results in two parent entities with their own statutory reporting obligations, one in the UK and the other in Australia. While the UK and Australia are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:

  in the UK, listed groups are required to comply with IFRSs as adopted by the EC; there is a risk that IFRS as adopted by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;

  the Australian Accounting Standards Board has approved standards based on IFRSs, some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and

  continued development and interpretation of IFRSs prior to 30 June 2006 that could affect the ultimate difference between previous reporting frameworks and IFRS applicable in each jurisdiction.

The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between Australian GAAP, UK GAAP and IFRS and their impact on the BHP Billiton Group's financial statements.

Accordingly, the basis of preparation and accounting policies may require adjustment before the Group issues its first complete set of IFRS financial statements for the year ending 30 June 2006.

Basis of measurement

The financial report is drawn up on the basis of historical cost principles, except for derivative financial instruments and investments held for trading or available for sale, which are measured at fair value.

Currency of presentation

All amounts are expressed in millions of US dollars unless otherwise stated. The BHP Billiton Group's presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environments in which they operate.

17 Accounting Policies

Principles of consolidation

The financial report of the BHP Billiton Group includes the consolidation of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the BHP Billiton Group's interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in minority interests. The effects of all transactions between entities within the BHP Billiton Group have been eliminated.

Intangible assets

Amounts paid for the acquisition of identifiable (patents, trademarks and licences) intangible assets are capitalised at the fair value of consideration paid. Identifiable intangible assets with a finite life are amortised on a straight-line basis over their expected useful life. The BHP Billiton Group has no identifiable intangible assets for which the expected useful life is indefinite. Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets and liabilities acquired, the difference is treated as goodwill. Goodwill is not amortised, however the carrying amount of all goodwill and identifiable intangible assets is assessed against its recoverable amount as explained below under 'Recoverable amounts of non-current assets'.

On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill and identifiable intangible assets is included in the determination of the profit or loss on disposal / termination.

Investments accounted for using the equity method

Investments in jointly controlled entities and associated entities are accounted for using the equity method of accounting. Under the equity method, the cost of the investment in each jointly controlled entity and associated entity is adjusted by the BHP Billiton Group's proportionate share of the entity's net profit or loss.

Joint ventures

The BHP Billiton Group undertakes a number of business activities through joint ventures. Joint ventures are established through contractual arrangements that require the unanimous consent of each of the venturers regarding the strategic financial and operating policies of the venture (joint control). The BHP Billiton Group's joint ventures are of two types:

Jointly controlled entities

A jointly controlled entity is a corporation, partnership or other entity, in which each venturer holds an interest. A jointly controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the equity method.

Jointly controlled assets and operations

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities that do not give rise to a jointly controlled entity. These arrangements involve the joint ownership of assets dedicated to the purposes of each venture. These contractual arrangements do not create a jointly controlled entity due to the fact that the joint venture operates under the policies of the venturers who directly derive the benefits of operation of their jointly owned assets, rather than deriving returns from an interest in a separate entity carrying on its own trade or business.

The financial report of the BHP Billiton Group includes its share of the assets in such joint ventures, together with the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement, which is usually in proportion to the BHP Billiton Group's interest in the jointly owned assets.

17 Accounting Policies continued

Foreign currencies

The BHP Billiton Group's reporting currency and the functional currency of the majority of its operations is US dollars, as this is the principal currency of the economic environments in which they operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are recorded using the exchange rate ruling at the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at year end and the gains or losses on retranslation are included in the Income Statement, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration and rehabilitation which are capitalised in property, plant and equipment, and foreign exchange gains and losses on foreign currency borrowings designated as a hedge of the net assets of foreign operations.

The Income Statement of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at year end. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their Income Statement translated at actual and closing rates, are recorded as a movement in the exchange fluctuation account. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related income tax effects, are also recorded as a movement in the exchange fluctuation account. The balance of the exchange fluctuation account relating to a foreign operation that is disposed of, or partially disposed of, is recognised in the Income Statement in the year of disposal.

Share Based Payments

For share based payments, the fair value at grant date of equity settled share awards made by the BHP Billiton Group is charged to profit over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the Employee Share Awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

  Exercise price

  Expected life of the award

  Current market price of the underlying shares

  Expected volatility

  Expected dividends

  Risk-free interest rate

  Market based performance hurdles

Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. Where awards are satisfied by on-market purchases of BHP Billiton Group shares, the cost of acquiring the shares is carried in the Employee Share Awards reserve, and any difference between that amount and the remuneration expense recognised is taken to retained earnings. The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity as part of the Employee Share Awards reserve.

17 Accounting Policies continued

Sales revenue

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured. This is generally when title passes.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of the sales revenue is based on the most recently determined estimate of product specifications.

In the case of certain exchange traded commodities, the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price occur based on movements in quoted market prices up to the date of final pricing. Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. Fair value of the final sales price adjustment is estimated based on the lower of current and forward market prices.

Revenue is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group separately classifies sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

Exploration, evaluation and development expenditure

Development expenditure, including deferred overburden removal costs, for both minerals and petroleum activities is capitalised.

In respect of minerals activities, exploration and evaluation expenditure is predominantly charged to the Income Statement as incurred. In limited circumstances, such expenditure is capitalised when:

  it is expected that the expenditure will be recouped by future exploitation or sale; or

  substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

In respect of petroleum activities, exploration and evaluation expenditure is accounted for on an area-of-interest basis in accordance with the successful efforts method where:

  significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

  administrative costs that are not directed to a specific area-of-interest are expensed in the year in which they are incurred;

  all other exploration and evaluation expenditure is charged against the Income Statement except where the expenditure relates to an area-of-interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at Balance Sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised;

  exploratory wells that find oil or gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

  when proved reserves of oil or gas are determined and development is sanctioned and completed, the relevant expenditure, together with related development expenditure, is amortised on a unit of production basis.

17 Accounting Policies continued

Deferred overburden removal costs

Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the Balance Sheet is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the Balance Sheet is not made when the waste to ore ratio is expected to be consistent throughout the life of the mine.

Costs which have previously been deferred to the Balance Sheet (deferred overburden removal costs) are included in the Income Statement on a unit of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of a cash generating unit for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the operation as a whole.

Research and development expenditure

Expenditure for research is included in the Income Statement as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

Finance costs

Finance costs are generally expensed as incurred except where they relate to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Finance costs are capitalised up to the date when the asset is ready for its intended use. The amount of finance costs capitalised (before the effects of income tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Property, plant and equipment

Valuation in financial statements

Property, plant and equipment is recorded at cost.

Recoverable amounts of non-current assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amounts. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based on the amount by which the asset carrying amount exceeds the higher of fair value less costs to sell and value in use. Value in use is determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Disposals

Disposals are taken to account in net profit from continuing operations, except where they represent the sale or abandonment of a significant business or all of the assets associated with such a business, and are not considered to be of a recurring nature, in which case they are treated as significant items.

Mineral rights

Acquired mineral rights are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated from commencement of production over the production life of the asset.

17 Accounting Policies continued

Mineral leases

The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment (including the original capital expenditure and any subsequent capital expenditure) is depreciated to its residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

  Buildings - 25 to 50 years

  Land - not depreciated

  Plant, machinery and equipment - 4 to 30 years

  Mineral rights - based on the estimated life of reserves on a unit of production basis

  Exploration, evaluation and development expenditure of minerals assets and other mining assets - over the life of the proven and probable reserves on a unit of production basis

  Petroleum interests - over the life of the proved developed oil and gas reserves on a unit of production basis

  Leasehold land and buildings - over the life of the lease up to a maximum of 50 years

  Vehicles - 3 to 5 years straight-line

  Capitalised leased assets - up to 50 years or life of lease, whichever is shorter

  Computer systems - up to 8 years straight-line

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves as applicable.

Leased assets

Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments.

The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are included in the Income Statement on a straight-line basis over the lease term. Provision is made for the present value of future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.

17 Accounting Policies continued

Taxation

Taxation on the profit or loss for the year comprises current and deferred tax. Taxation is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case the tax amounts are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years. It further excludes items that are never taxable or deductible.

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount for capital gains tax purposes, that amount is included in the determination of temporary differences. The tax effect of certain temporary differences is not recognised; principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable profit); and temporary differences relating to investments in subsidiaries, joint ventures and associates to the extent that the BHP Billiton Group is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner and timing of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at period end.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the BHP Billiton Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

Royalties and resource rent taxes are treated as taxation arrangements when they have the characteristics of a tax. This is considered to be the case when they are imposed under Government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current provisions and included in expenses.

Provision for employee benefits

Provision is made in the financial statements for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group's share of receivables and payables, including obligations for funding shortfalls, have been recognised.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Superannuation, pensions and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis, where it is not possible to identify assets attributable to the participation by the BHP Billiton Group's employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the Income Statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised in full directly in equity. An asset or liability is consequently recognised in the Balance Sheet based on the present value of defined benefit obligations, any unrecognised past service costs and the fair value of plan assets.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying retirees. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. These schemes are recognised on the same basis as described for defined benefit pension schemes.

Provision for restoration and rehabilitation

BHP Billiton Group companies are generally required to decommission and rehabilitate mines, oil and gas facilities and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group's environmental policies.

The expected cost of any approved decommissioning or rehabilitation programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group's interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the BHP Billiton Group. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of closure. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included in financial expenses. Expected decommissioning and rehabilitation costs are based on the discounted value of the estimated future cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the Income Statement on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised when environmental contamination as a result of oil and chemical spills, seepage or other unforseen events gives rise to a loss which is probable and reliably estimable.

The cost of other activities to prevent and control pollution and to rehabilitate the environment that is not included in provisions is charged to the Income Statement as incurred.

17 Accounting Policies continued

Financial instruments

The BHP Billiton Group adopted IAS 39 / AASB 139 "Financial Instruments: Recognition and Measurement" from 1 July 2005. Adjustments have been made to the opening balance sheet at 1 July 2005 to reflect this change in accounting policy for the adoption of IAS 39 / AASB 139; these are shown separately in Note 11 Total equity.

Financial assets other than derivatives are recognised at fair value or amortised cost in accordance with the requirements of IAS 39 / AASB 139. Where they are carried at fair value, gains and losses on remeasurement are recognised directly in equity unless the financial assets have been designated as being held at fair value through profit, in which case the gains and losses are recognised directly in the Income Statement. All financial liabilities other than derivatives are carried at amortised cost.

Derivatives, including those embedded in other contractual arrangements, are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the BHP Billiton Group's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The BHP Billiton Group's foreign exchange contracts held for hedging purposes are generally accounted for as cash flow hedges. Interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Derivatives embedded within other contractual arrangements and commodity based transactions executed through derivative contracts do not qualify for hedge accounting.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Amounts accumulated in equity are recycled in the Income Statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, plant and equipment purchases) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income Statement. When a hedged forecast transaction is no longer expected to occur, the cumulative hedge gain or loss that was reported in equity is immediately transferred to the Income Statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the Income Statement.

17 Accounting Policies continued

Prior to 1 July 2005, derivative financial instruments were accounted for using hedge accounting principles within Australian GAAP and UK GAAP whereby derivatives were matched to the specifically identified commercial risks being hedged. These matching principles were applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions were recognised when such transactions were recognised. Upon recognition of the underlying transaction, derivatives were valued at the appropriate market spot rate. When an underlying transaction could no longer be identified, gains or losses arising from a derivative that had been designated as a hedge of that transaction would be taken to the Income Statement whether or not such derivative was terminated. When a hedge was terminated, the deferred gain or loss that arose prior to termination was:

(a) deferred and included in the measurement of the anticipated transaction when it occurred; or

(b) taken to the Income Statement where the anticipated transaction was no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options were included in debtors and were deferred and included in the settlement of the underlying transaction.

Available for sale and trading investments

Available for sale and trading investments are measured at fair value. Gains and losses on the re-measurement of trading investments are recognised directly in the Income Statement. Gains and losses on the re-measurement of available for sale investments are recognised directly in equity, and subsequently recognised in the Income Statement when realised by sale or redemption, or when a reduction in fair value is judged to represent an impairment.

Prior to 1 July 2005, available for sale investments were classified as fixed asset investments and, other than for joint ventures and associates, were stated individually at cost less provisions for impairments. Trading investments were classified as current asset investments and valued at the lower of cost and net realisable value. In determining net realisable values, market values were used in the case of listed investments and Directors' estimates were used in the case of unlisted investments.

Impact of judgement and estimates

The preparation of the BHP Billiton Group's financial report requires management to make judgements and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial report and the reported revenues and expenses during the period. On an ongoing basis, management evaluates its judgements and estimates that impact on the financial report. Management bases its judgements and estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Exchange rates

The following exchange rates against the US dollar have been applied in the financial report:

	Average	Average	Average	As at	As at	As at
	Half year ended 31 December 2005	Half year ended 31 December 2004	Year ended 30 June 2005	31 December 2005	31 December 2004	30 June 2005
Australian dollar (a)	0.75	0.73	0.75	0.73	0.78	0.76
Brazilian real	2.30	2.89	2.73	2.33	2.66	2.36
Canadian dollar	1.19	1.27	1.25	1.16	1.20	1.23
Chilean peso	540	612	595	514	557	579
Colombian peso	2 297	2 556	2 454	2 287	2 353	2 329
South African rand	6.52	6.21	6.21	6.33	5.65	6.67
Euro	0.83	0.80	0.79	0.84	0.73	0.83
UK pound sterling	0.57	0.54	0.54	0.58	0.52	0.55

(a) Displayed as US$ to A$1 based on common convention.

Directors' Report

The Directors present their report together with the interim financial statements for the half year ended 31 December 2005 and the auditor's review report thereon.

REVIEW OF OPERATIONS

A detailed review of the Group's operations, the results of those operations during the half year ended 31 December 2005 and likely future developments are given on pages 1 to 12.

Dividend

Full details of dividends are given on page 24.

Events After End of Half Year

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BOARD OF DIRECTORS

The Directors of the Company in office at any time during or since the end of the half year are:

Mr D R Argus - Chairman since April 1999 (on the Board of Directors since November 1996)

Mr D A Crawford - a Director since May 1994

Mr M A Chaney - a Director from May 1995 until November 2005

Dr D A Jenkins - a Director since March 2000

Dr J M Schubert - a Director since June 2000

Dr D C Brink - a Director since June 2001 (a Director of Billiton Plc since June 1997)

Lord Renwick of Clifton - a Director from June 2001 until November 2005 (a Director of Billiton Plc from June 1997)

Mr C W Goodyear - an Executive Director since November 2001

Dr J G Buchanan - a Director since February 2003

Mr M Salamon - an Executive Director since February 2003

Mr C A Cordeiro - a Director since February 2005

Dr E G de Planque - a Director since September 2005

Mr M Kloppers - an Executive Director since January 2006

Mr C J Lynch - an Executive Director since January 2006

AUDITOR'S INDEPENDENCE DECLARATION

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor's independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 44.

ROUNDING OF AMOUNTS

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in this Directors' Report and financial report have been rounded to the nearest million dollars in accordance with that class order.

Signed in accordance with a resolution of the Board.

D R Argus
Chairman

Melbourne
15 February 2006

Directors' Declaration

In the opinion of the directors of the BHP Billiton Group:

(a) the financial statements and notes set out on pages 13 to 43, are in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001, including giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2005 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date.

(b) there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc, will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

D R Argus
Chairman

Melbourne
15 February 2006

Auditor's Independence Declaration

To: the directors of BHP Billiton Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Billiton Limited and the entities controlled during the period.

KPMG

Peter Nash
Partner

Melbourne
15 February 2006

Independent review report of KPMG Audit Plc to BHP Billiton Plc and KPMG to the members of BHP Billiton Limited

Scope

KPMG Audit Plc and KPMG have reviewed the financial information of the BHP Billiton Group for the half year ended 31 December 2005, set out on pages 13 to 43, and KPMG has also reviewed the directors' declaration set out on page 44.

KPMG Audit Plc's report is made solely to BHP Billiton Plc in accordance with the terms of KPMG Audit Plc's engagement to assist BHP Billiton Plc in meeting the requirements of the Listing Rules of the Financial Services Authority. KPMG Audit Plc's review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

KPMG has performed an independent review of the interim financial report in order to state whether, on the basis of the procedures described, anything has come to its attention that would indicate that the interim financial report is not presented fairly in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the group's financial position, and performance as represented by the results of its operations and its cash flows and in order for BHP Billiton Limited to lodge the interim financial report with the Australian Securities and Investments Commission.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the Directors. The Directors are responsible for preparing the interim financial report:

  in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed; and

  in accordance with the Australian Corporations Act 2001 including the relevant reconciling information regarding adjustments required under Australian Accounting Standard AASB 1 First-Time Adoption of Australian equivalents to International Financial Reporting Standards.

As disclosed in note 16 to the financial statements, the next annual financial statements of the group will be prepared in accordance with IFRS as adopted by the European Union and Australian Accounting Standards. This interim financial report has been prepared in accordance with IAS 34/AASB 134 Interim Financial Reporting and the requirements of IFRS 1 First-time Adoption of International Financial Reporting Standards/AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards relevant to interim financial reports.

The accounting policies that have been adopted in preparing the financial statements are consistent with those that the Directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS as adopted by the European Union and Australian Accounting Standards.

Review work performed

KPMG Audit Plc conducted its review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom.

KPMG conducted its review in accordance with Australian Auditing Standards applicable to review engagements.

A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion by KPMG Audit Plc

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2005.

KPMG Audit Plc
Chartered Accountants

London
15 February 2006

Review conclusion by KPMG

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of BHP Billiton Limited is not in accordance with:

a) the Corporations Act 2001, including:

i) giving a true and fair view of the group's financial position as at 31 December 2005 and of its performance for the half year ended on that date; and

ii) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

Peter Nash
Partner

Melbourne
15 February 2006

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 15 February 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary